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FEB 29 2016

Washington DC

PART III

SEC FILE NUMBER
8-68330 RW

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORE FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 E. STATE ST. SUITE 1800
(No. and Street)

COLUMBUS	OHIO	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY COOPERSMITH 614.485.2500
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP
(Name - if individual, state last. first. middle name)

600 SUPERIOR AVE. EAST STE. 902	CLEVELAND	OH	44114-2619
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

AUB

JG

OATH OR AFFIRMATION

I, BENJAMIN HORN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORE FINANCIAL, LLC as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

Notary Public

REGINA G CORVO
Notary Public, State of Ohio
Commission Expires 01-28-2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

CORE FINANCIAL, LLC
A wholly-owned subsidiary of Core Real Estate Capital, LLC

FINANCIAL STATEMENTS
December 31, 2015

CORE FINANCIAL, LLC
Columbus, Ohio

FINANCIAL STATEMENTS
December 31, 2015

CONTENTS




Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Core Financial, LLC
Columbus, Ohio

We have audited the accompanying statement of financial condition of Core Financial, LLC as of December 31, 2015, and the related statements of operations and changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Core Financial, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Core Financial, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information: (1) Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934; and (2) Statement Regarding Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Core Financial, LLC's financial statements. The supplemental information is the responsibility of Core Financial, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Cleveland, Ohio
February 25, 2016

CORE FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

Assets	
Cash	$ 116,322
Other assets:	
Prepaid expenses	9,282
CRD fund deposit	3,436
Total other assets	12,718
Total assets	$ 129,040
Liabilities and Member's Equity	
Accounts payable	$ 6,240
Accrued expenses	33,000
Total liabilities	39,240
Member's equity	89,800
Total liabilities and member's equity	$ 129,040

See accompanying notes to financial statements.

CORE FINANCIAL, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2015

Revenue	$ 312,800
Expenses	
Compensation, rent, insurance and other expenses paid to a related party	570,245
Consulting fees	16,500
Professional fees	92,773
FINRA licenses and fees	30,553
Other expenses (refunds), net	2,203
Total expenses	712,274
Net loss	(399,474)
Member's equity – beginning of the year	489,274
Member's equity – end of the year	$ 89,800

See accompanying notes to financial statements.

CORE FINANCIAL, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

Cash flows from operating activities	
Net loss	$ (399,474)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Decrease (increase) in assets:	
Prepaid assets	2,282
CRD fund deposit	710
(Decrease) in liabilities:	
Accrued expenses and other liabilities	(15,883)
Net cash (used in) provided by operating activities	(12,891)
Cash – beginning of year	528,687
Cash – end of year	$ 116,322

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND OPERATIONS

Core Financial LLC (the Company) was established in May 2009. The Company was approved by the Financial Industry Regulatory Authority (FINRA) in June 2010 to conduct securities transactions. In November 2011, the shareholders of Core Financial, LLC transferred their ownership to Core Capital Partners, LLC (Partners) (formerly known as Core Real Estate Capital LLC) and the Company became a wholly-owned subsidiary.

The Company is a limited broker-dealer whose only business is to act as placement agent for real estate investment syndications mandated by an affiliate. The Company is required to meet the rules and regulations of the Securities and Exchange Commission (SEC) and the Divisions of Securities in the states the Company is registered. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted (GAAP) in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition: The Company recognizes revenue from the contingent private offerings it places at the time the contingency is met. Revenue recorded is based on mutually agreed-upon financing fees within private placement memorandums of the syndications.

Income Taxes: The Company is a limited liability company and does not pay federal or state income taxes on its income. Accordingly, no provision or credit for federal or state income taxes is recorded in the financial statements.

The Company annually evaluates tax positions in accordance with the Income Taxes Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The standard prescribes recognition thresholds and measurement attributes for the financial statement recognition and measurement of tax position taken or expected to be taken in the tax return. This standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition accounting. All income tax return periods are currently open. As of December 31, 2015, management believes that no uncertain tax positions exist based on its most recent annual reviews.

Statements of Cash Flows: For purposes of reporting cash flows, cash includes demand deposits held by banks.

NOTE 3 – CASH

The Company maintains its cash in two accounts with two financial institutions, which, at times, may exceed federally insured limits. At December 31, 2015, the cash balance was $116,322.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined,

shall not exceed 15:1. At December 31, 2015, the Company had net capital of $77,082, which was $72,082 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 50.91%.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with Partners. For the year ended December 31, 2015, the expense sharing agreement required payment of $47,520 per month to pay for overhead and administrative costs. The total of expense sharing payments made during 2015 was $570,245. The following table provides a summary of the Company's expense sharing payments.

Payroll	$ 441,350
Office Rent	38,645
Office Overhead	51,175
Insurance	39,075
Total Expense Sharing	$ 570,245

There were no related party payables outstanding at December 31, 2015.

SUPPLEMENTAL INFORMATION

CORE FINANCIAL, LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2015

Computation of Net Capital

Member's equity	$ 89,800
Non-allowable assets:	
Prepaid expenses	$ 12,718
Net capital	$ 77,082
Total aggregate indebtedness	$ 39,240
Computation of basic net capital requirement (greater of $5,000 and 6 2/3% of aggregate indebtedness)	$ 5,000
Excess net capital	$ 72,082
Percentage of aggregate indebtedness to net capital	50.91%

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the computation detailed above and the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5A filing as of December 31, 2015.

CORE FINANCIAL, LLC

STATEMENT REGARDING POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2015

The Company's business is to act as a placement agent for real estate investment syndications. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) as there are "Special Accounts for the Exclusive Benefit of Customers" established and maintained. Therefore, computations of reserve requirements and information related to possession and control are not applicable.



Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Core Financial, LLC
Columbus, Ohio

We have reviewed management's statements, included in the accompanying Core Financial, LLC Exemption Report, in which (1) Core Financial, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Core Financial, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Core Financial, LLC stated that Core Financial, LLC met the identified exemption provisions throughout the period January 1, 2015 through December 31, 2015 without exception. Core Financial, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Core Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe Horwath LLP

Crowe Horwath LLP

Cleveland, Ohio
February 25, 2016



CORE FINANCIAL LLC EXEMPTION REPORT

Core Financial LLC is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17C.F.R. 240.17a-5 (d)(1) and (4).

To the best of my knowledge and belief:

(1) Core Financial LLC claimed an exemption from 240.15c3-3 under paragraph (k)(2)(i) of the rule during the period January 1. 2015 through December 31, 2015.

(2) Core Financial LLC met the identified exemption provisions under 240.15c3-3(k)(2)(i) during the period January 1, 2015 through December 31. 2015 without exception.

Core Financial LLC Exemption Report

I, Jeffrey Coopersmith, affirm that to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Compliance Officer

Date of Report: February 25, 2016

21 East State St. Suite 1800, Columbus, OH 43215 | o: 614.485.2500 | f: 614.485.2556

corerecap.com





Crowe Horwath LLP
Independent Member Crowe Horwath International

Core Financial, LLC
Columbus, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Core Financial, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries noting no differences;

2. Compared the amounts reported in the annual audited financial statements with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting adjustments noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Cleveland, Ohio
February 25, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2015**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*******2242*******************MIXED AADC 220
068330 FINRA DEC
CORE FINANCIAL LLC
21 E STATE ST STE 1800
COLUMBUS OH 43215-4232

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Benjamin Horn 614.985.2500

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (**exclude interest**) (0)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Core Financial, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Partner
(Title)

Dated the 4 day of February, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2015** and ending **12/31/2015**

Item No.	Q1	Q2	Q3	Q4	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	-0-	220,400	92,400	-0-	$ 312,800

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 312,800

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Private Placement Fees - See enclosed PPM's 312,800

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 312,800

2d. SIPC Net Operating Revenues $ -0-

2e. General Assessment @ .0025 $ -0-

(to page 1, line 2.A.)




Crowe Horwath LLP
Independent Member Crowe Horwath International

Principals and Management
Core Financial LLC
Columbus, Ohio

In planning and performing our audit of the financial statements of Core Financial LLC ("Firm") as of and for the year ended December 31, 2015, in accordance with the standards established by the Public Company Accounting Oversight Board, we considered the Firm's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Firm's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Firm's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, we did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

This report is intended solely for the information and use of the Principals and management and others within the organization and regulatory agencies, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Cleveland, Ohio
February 25, 2016